FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November, 2002.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  December 2, 2002

PACIFIC HABOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HABOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2002 and March 31, 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	30-Sep-02	31-Mar-02
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$ 84,150	$ 68,196
Restricted cash	-	4,000
Accounts receivable	19,030	44,968
Inventory	17,958	139,830
Prepaid expenses and deposits	22,702	27,476
	143,840	284,470

Land held for resale	763,621	760,000
Leased vehicles	830,509	876,166
Capital assets	49,387	282,220
Deferred foreign exchange loss	39,035	39,035
Land held for development	4,107,151	4,083,165
	$ 5,933,543	$ 6,325,056
LIABILITIES:
Current:
Accounts payable and accrued liabilities	$ 639,015	$ 892,408
Security deposits	5,290	5,290
Deferred revenue	-	9,866
Due to directors-Note 6	14,518	33,240
Current portion of loans payable	354,000	1,389,000
Current portion of mortgage payable	50,245	50,245
	1,063,068	2,380,049

Loans payable	1,457,000	700,000
Mortgage payable	339,953	379,520
	2,860,021	3,459,569
SHAREHOLDERS' EQUITY
Capital stock-Note 5 and 7	7,573,588	7,469,567
Deficits	(4,500,066)	(4,604,080)
	3,073,522	2,865,487

	$ 5,933,543	$ 6,325,056

PACIFIC HABOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the six months ended September 30, 2002 and 2001

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sep-02	30-Sep-01	30-Sep-02	30-Sep-01
Revenue
Vehicle sales and lease revenue	245,052	304,851	518,500	627,093
Other income	9,336	8,144	11,975	20,347
	254,388	312,995	530,475	647,440
Cost of Goods Sold
Vehicle cost of sales	58,278	-	128,278	-

Gross Profit	196,110	312,995	402,197	647,440

General and Administrative Expenses- Schedule 1	242,792	276,257	502,563	599,915

Income (Loss) Before Other Items and Interest	(46,682)	36,738	(100,366)	47,524
and Amortization

Other Items
Capital tax	12,865	-	12,865	-
Foreign exchange loss (gain)	………..(1,046)	-	(22,518)	40
Interest expenses	57,841	53,505	127,533	78,505
	69,660	53,505	117,880	78,545
Net Income (Loss) Before Amortization	(116,342)	……….(16,767)	(218,246)	(31,021)
Amortization vehicle	65,548	199,931	168,868	307,489
Amortization capital assets	2,557	4,584	4,194	9,895
Amortization deferred finance costs	-	4,875	-	4,875
	68,105	209,390	173,062	322,259
Net Income (Loss) for the period before	(184,447)	(226,157)	(391,308)	(353,280)
Discontinued operations
Income from discontinued operations-Note 4	-	39,038	5,944	59,533
Gain on sale of discontinued operations-Note 4	-	-	489,378	-
Net income (loss) for the period	(184,447)	(187,119)	104,014	(293,747)

Retained Earnings (Deficits) Beginning of Period	(4,315,619)	(2,847,283)	(4,604,080)	(2,740,655)

Retained Earnings (Deficits) End of Period	$ (4,500,066)	$ (3,034,402)	$ (4,500,066)	$ (3,034,402)

Basic income (loss) per share from continuing operations	($0.01)	($0.01)	($0.03)	($0.02)
Basic income (loss) per share from discontinued operations	$0.00	$0.00	$0.04	$0.00
Basic income (loss) per share for the period	($0.01)	($0.01)	$0.01	($0.02)
Fully diluted	N/A	N/A	N/A	N/A
Weighted average number of shares outstanding	13,300,398	13,040,345	13,300,398	13,040,345

SEE ACCOMPANYING NOTES

PACIFIC HABOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended September 30, 2002 and 2001

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sep-02	30-Sep-01	30-Sep-02	30-Sep-01
Operating Activities
Consolidated net (loss) income for the period	$ (184,447)	$ (187,119)	$ 104,014	$ (293,747)

Non-cash items:
Gain on sale of discontinued operations	-	-	(489,378)	-
Deferred revenue	-	-	(9,866)	-
Amortization	68,105	214,394	173,062	321,952

Changes in non-cash working capital:	82,178	(121,660)	(100,809)	(174,909)
	(34,164)	(94,385)	(322,977)	(146,704)

Financing Activities
Proceeds from loans and mortgages	-	425,000	-	525,000
Repayment of loans and mortgages	(285,000)	-	(317,567)	-
Advances from (repayment to) shareholders	1,278	-	(18,722)	-
(Increase) decrease in restricted cash	306,477	-	4,000	-
Issuance of common shares	104,021	-	104,021	-
	126,776	425,000	(228,268)	525,000

Investing Activities
Expenditure on land held for development	(14,352)	-	(27,607)	-
Proceed from sale of discontinued operations	-	-	739,249	-
Purchase of capital assets	(10,691)	(1,391)	(20,451)	(3,482)
Purchase of leased vehicles, net of sales	(123,211)	(294,990)	(123,211)	(349,902)
	(148,254)	(296,381)	567,980	(353,384)

Change In cash from continuing operations	(55,642)	34,234	16,735	24,912
Change In cash from discontinued operations	-	-	(781)	-

Cash (Bank Indebtedness), Beginning Of Period	139,792	96,053	68,196	105,375

Cash (Bank Indebtedness), End Of Period	$ 84,150	$ 130,287	$ 84,150	$ 130,287

SEE ACCOMPANYING NOTES

PACIFIC HABOUR CAPITAL LTD.

                       Schedule I

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED SCHEDULES OF

GENERAL AND ADMINISTRATIVE EXPENSES

for the six months ended September 30, 2002 and 2001

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative

	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sep-02	30-Sep-01	30-Sep-02	30-Sep-01
General and administrative expenses

Accounting and audit	7,036	15,150	11,605	27,550
Bad debts	8,993	627	8,993	627
Bank charges	3,334	2,112	5,509	3,567
Corporate administration fees	-	26,630	-	53,260
Consulting	11,955	49,007	23,065	62,143
Facilities and service fees	-	30,000	-	60,000
Filing fees	6,744	649	8,339	1,176
Legal and professional fees	71,164	42,297	92,143	55,869
Management fees	30,000	36,000	75,000	72,000
Office and general	10,330	10,141	………35,088	…………36,972
Promotion and advertising	9,118	9,997	28,259	20,027
Rent and utilities	20,503	…………..5,464	51,841	46,447
Shareholder information	1,702	4,500	10,683	10,217
Transfer agent fees	2,890	983	3,539	1,779
Travel and entertainment	1,508	11,396	5,991	44,485
Vehicle leasing expense	14,741	1,092	44,024	2,143
Wages and benefits	42,774	………….30,212	98,484	………..101,654

	242,792	276,257	502,563	599,916

SEE ACCOMPANYING NOTES

PACIFIC HABOUR CAPITAL LTD

(Formerly Venture Pacific Development Corporation)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the Company Act of British Columbia.  Its common shares are traded on the TSX Venture Exchange.  The Company's primary business activities are vehicle-leasing services through its subsidiary, Venture Pacific Vehicle LeaseCorp Inc. In addition, the Company owns land located in the United States and Canada.  Operations in the United States are conducted through the Company's U.S. subsidiary, VenPac Nevada 1, Inc.

Note 2

Interim Reporting

The unaudited interim financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited consolidated financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Note 3

Change in Accounting Policy

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that stock options be accounted for using the fair value based method of accounting for stock-based compensation with the exception of certain types of awards, which are exempt from this policy.  Where the award is exempt, the Company can elect to follow the fair value method or some other method provided that where the fair value method is not followed certain pro-forma disclosures are made.  The Company has elected to continue applying the settlement method of accounting.

Note 4

Discontinued Operations

On May 31, 2002, the Company sold its 50% interest in the Pemberton Junction Store.  Income related to this joint venture has been disclosed as income from discontinued operations.

The Company received proceeds of $739,249 for its 50% joint venture interest resulting in a gain on sale of discontinued operations of $489,378.

Note 5

Share Capital

a)

Authorized:

50,000,000 common shares without par value.

b) Issued:	Number	Amount
Balance, June 30, 2002, March 31, 2002 and 2001	13,040,345	$ 7,469,567
Common shares issued for debt settlement	1,040,210	104,021
Balance, September 30, 2002, March 31, 2002 and 2001	14,080,555	$ 7,573,588

c)

Commitments:

i)

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.  Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002 and June 30, 2002	368,500	$ 0.29-1.02
Expired	(252,500)	$ 0.29-1.02

Outstanding and exercisable at September 30, 2002	116,000	$ 0.40-0.50

At September 30, 2002, there were 116,000 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
20,000	$0.40	February 24, 2005
96,000	$0.50	March 3, 2005

116,000

Note 6

Related Party Transactions

For the six months ended September 30, 2002 and 2001, the Company was charged the following expenses by directors or companies with common directors:

	2002	2001
Corporate administration fees	$ -	$ 53,260
Facilities and services fees	-	60,000
Legal and professional fees	59,975	-
Management fees and salaries	79,000	72,000

	$ 138,975	$ 185,260

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2002 and March 31, 2002, the Company owed the following amounts to directors of the Company or to companies with common directors:

	Sept 30,	March 31,
	2002	2002
Due to directors	$ 14,518	$ 33,240
Accounts payable	0	43,506

	$ 14,518	$ 76,746

Amounts due to directors are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Note 7

Subsequent Events

Effective October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in every two shares of the Company being consolidated into one new common share. As a result, the Company’s 14,080,555 issued and outstanding common shares will be consolidated into 7,040,277 common shares. Concurrent with the consolidation, the name of the Company will be changed to “Pacific Habour Capital Ltd.” The new trading symbol will be “PCF” on the TSX Venture Exchange.

Note 8

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

QUARTERLY REPORT – FORM 51-901F

for the three months ended Sept. 30, 2002

Schedule A:

Financial Statements

–

See interim consolidated financial statements attached

Schedule B:

Supplementary Information

1.

Analysis of expenses and deferred costs

Expenditures on land held for development
Interest	$ 23,986

General and administrative expenses

–

See interim consolidated financial statements attached

1.

Related party transactions

–

See Note 6 to the interim consolidated financial statements attached

3.

Summary of securities issued and options granted during the period

a)

There were no securities issued during the period

a)

There were no options granted during the period

4.

Summary of securities as at the end of the period

a)

Authorized share capital

–

See Note 5 to the interim consolidated financial statements attached

b)

Number and recorded value for shares issued and outstanding

–

See Note 5 to the interim consolidated financial statements attached

a)

Description of options, warrants and convertible securities outstanding

–

See Note 5 to the interim consolidated financial statements attached

b)

Number of common shares subject to escrow or pooling agreements:  Nil

1.

List of Directors and Officers as at the date of this report:

Name	Position
Tom Pressello	President, Chief Executive Officer and Director
Lisa Reynolds	Chairman of the Board and Director
James Heppell	Director
David Raffa	Secretary

Schedule C:

Management Discussion and Analysis - See attached

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

QUARTERLY REPORT – FORM 51-901F

for the three months ended Sept. 30, 2002

Schedule C:  Management Discussion and Analysis

DESCRIPTION OF BUSINESS

During the quarter ended September 30, 2002, Pacific Harbour Capital Ltd., a Vancouver based investment company, had their principal businesses in the land/real estate sector and the vehicle leasing sector.  The Company’s current business focus is the development or sale of it’s land in Pemberton, B.C., the sale of it’s land holdings in Pahrump, Nevada, and improving the overall operating performance of it’s vehicle leasing division.  Through the development, improvement or sale of its assets, the Company aims to re-invest the profits it earns and capital into new business opportunities.

The Company’s land assets located in Pemberton, B.C. consist of three parcels of land.  These parcels are as follows: a 1 acre commercial parcel of land, a 40 acre parcel of land and a 133 acre parcel of land.

The land the Company currently holds in Pahrump, Nevada consists of two parcels that represent approximately 18 acres of land.  This land was originally purchased by prior management with the intention that it would be used to develop a Casino.

The vehicle leasing division purchases and re-leases cars to individuals with lower then average credit ratings.  As a result of the increased risk of these customers, the Company is able to charge higher then average finance rates on its vehicle leases.

DISCUSSION OF OPERATIONS

Revenue

The Company’s revenue which is derived entirely by it’s leasing division decreased this quarter by $58,607 to $254,388.  This decrease is largely attributed to the decrease in used vehicle sales and a declining lease portfolio.

Expenses

The Company’s general and administrative expenses decreased by $33,465 to $242,792.  This decrease can be attributed to a lowering of Corporate administration fees by $26,630 to $0 and by a lowering of Facilities and Service Fees by $30,000 to $0.  Consulting fees were also reduced by $37,052 to $11,955 and Accounting and audit was reduced by $8,114 to $7,036.

The above expense reductions were partly offset by an increase in legal and professional fees of $28,867 resulting from refinancing of existing loans and the other re-organizational issues.  In addition rent and utilities increased by $15,039 to $20,503 due to the occupation of different premises.

Pacific Harbour Capital Ltd.

Schedule C – Management Discussion and Analysis

September 30, 2002 – Page 2

Net Income

The Company reported a net loss of $184,447 or $0.01 per share for the quarter, compared to a net loss of $226,157 or $0.02 per share for the comparative quarter.

Related Party Transactions

The Company’s related party transactions totaled $138,975 a decrease of $46,285.  This decrease relates primarily to a reduction of Corporate administration fees of $53,260,  a reduction of $60,000 in Facilities and service fees.  These decreases were partly offset by an increase in the Legal professional fee section to $59,975.  These fees were paid to a law firm which a director of the company is a partner in.

Legal Proceedings and Contingent Liabilities

The Company currently is involved in two court cases which it plans to defend vigorously. The first court case the Company is involved in has been brought on by a former law firm that past management engaged.  The firm is claiming legal fees owing of approximately $109,000.  The Company has counter sued the law firm claiming it was in breach of the court order prohibiting expenses of this nature.  This legal fee has been accrued in the audited financial statements at March 31, 2002 and in the June 30, 2002 quarterly financial statements.

The second court case the Company is involved in is against another former law firm engaged by past management.  This matter involves a legal bill of approximately $32,000.  The Company claims that this bill is unreasonable and is in the process of contesting the amount through the courts.  This legal expense has been accrued in the audited financial statements at March 31, 2002 and in the June 30, 2002 quarterly financial statements.

SUBSQUENT EVENTS

The company settled a lawsuit brought on by a former President of the Company, which claimed severance pay of $459,425 pursuant to an employment contract and other costs of $20,382.  The company settled this lawsuit for $250,000 which does not have to be paid until September 5, 2003.  If the Company is able to pay the settlement amount prior to September 5, 2003, it is able to reduce the settlement amount by $4,000 per month for each  month remaining until September 5, 2003 is reached.

Pacific Harbour Capital Ltd.

Schedule C – Management Discussion and Analysis

September 30, 2002 – Page 3

LIQUIDITY AND SOLVENCY

At September 30, 2002 the Company had a working capital deficiency of $919,228 compared to a working capital deficiency of $2,095,579 at March 31, 2002.  This improvement in the working capital deficiency is as a result of lower accounts payable and the re-negotiation of two loans which shifted the liabilities into long term. A large portion of the current liabilities relate to legal bills which have been recorded in the accounting records at September 30, 2002 and are being contested in the courts.  As result, the working capital deficiency may be substantially lower depending on the outcome of these court cases.

In order to meet the current working capital deficiency, the Company continues to explore debt settlement opportunities.

Lastly the Company is in the process of attempting to sell of it’s land in Pahrump, Nevada and it’s commercial and 40-acre land parcels in Pemberton, B.C.

Presently, the Company relies on its vehicle leasing division and cash reserves to provide monthly working capital to meet ongoing cash requirements.